[LOGO] Wealth Minerals Ltd.

                              N E W S R E L E A S E

28 February 2005

Vancouver, B.C.........Wealth Minerals Ltd. (TSX Venture Exchange: WML, OTC:
WMLLF, Frankfurt: EJZ) is pleased to announce that it has signed a letter agreement setting out general terms to acquire an interest in the Cerro Bonito project in El Salvador from Brett Resources Inc. ("Brett"). The Cerro Bonito project comprises a 47.0 km2 exploration license in eastern El Salvador that has potential to host an economic ore body in a low sulfidation epithermal gold-silver vein system at depth. Vein outcrop and subcrop consists of banded quartz-adularia and shallower level chalcedonic quartz hosted in silicified felsic volcanics and can be traced for a distance of 5 kilometers of NNW strike length, along which are several minor shallow historic workings. A previous sample across the vein in one of the old pits returned a true width of 2.3 meters at 24.7 gpt gold.

Collectively these vein and alteration features suggest a structural corridor similar to those hosting the El Penon deposit (Chile), and the Ken Snyder and Sleeper deposits (Nevada). These well-known deposits occur in the boiling zones of low sulfidation vein systems and often show a vertical extent of several hundred meters and extend for at least a kilometer along strike. Bonanza type mineralization at depth in these deposits was discovered beneath more subtle surface exposures similar to those observed at Cerro Bonito.

The letter agreement allows Wealth to earn a 60 percent interest in the property from Brett for 100,000 shares, US$200,000 in cash payments and US$2 million in work commitments spread out in an escalating fashion over a five year period. On signing of the formal agreement, which will rely on board, regulatory and other approvals to complete but is anticipated within 90 days, Wealth will pay Brett US$20,000 and 50,000 common shares. As part of the first year's US$200,000 work commitment, Wealth plans to complete a drill program sufficient to probe the boiling zone of the Cerro Bonito vein system at several intervals along strike and below the vein's surface exposure.

In other news, Wealth has elected to not pursue a property position through MSJ in Colombia (see news release dated 15 December 2004). The secured payment by Wealth of US$150,000 to guarantee exclusive due diligence and right of first refusal on the group of projects in Colombia and Mexico will remain in escrow, pending a property decision with MSJ in Mexico.

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In addition, Wealth has accepted the resignation of board member Gil Atzmon, who stepped down due to a conflict of interest with another board position held. Management and directors of Wealth wish to thank Gil for his support and contributions to the Company during his tenure.

Wealth Minerals is a newly-formed mineral exploration company with 10.4 million shares outstanding, nearly C$3 million in the treasury, and listings on the TSX Venture, OTC and Frankfurt Exchanges. Wealth is actively evaluating metals exploration properties in the Americas for acquisition and evaluation with a goal of discovering and defining a significant mineral deposit to create value for shareholders.

On behalf of the Board of Directors of
WEALTH MINERALS LTD.


Rosie Moore, President

For further information, please contact:
Rosie Moore, President, or Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management. This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company assumes no obligation to update any forward-looking information contained in this news release.